SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): <u>May 28, 2003</u>

Commission file number: 333-46607-12	Commission file number: 333-46607
Werner Holding Co. (PA), Inc.	Werner Holding Co. (DE), Inc.
(Exact name of co-registrant as specified in charter)	(Exact name of co-registrant as specified in charter)

Pennsylvania	25-0906895	Delaware	25-1581345
(State or other jurisdiction of incorporation)	(IRS employer identification no.)	(State or other jurisdiction of incorporation)	(IRS employer identification no.)

93 Werner Rd. Greenville, PA (Address of principal executive offices)	16125 (Zip Code)	1105 North Market St., Suite 1300 Wilmington, DE (Address of principal executive offices)	19899 (Zip Code)

(724) 588-2550	(302) 478-5723
(Co-registrant's telephone number, including area code)	(Co-registrant's telephone number, including area code)

The co-registrants are Werner Holding Co. (PA), Inc. and Werner Holding Co. (DE), Inc., which is a wholly owned subsidiary of Werner Holding Co. (PA), Inc. Werner Holding Co. (PA), Inc. has no substantial operations or assets other than its investment in Werner Holding Co. (DE), Inc.

Item 5. Other Events.

On May 28, 2003, Werner Holding Co. (DE), Inc. (the "Company") announced the extension of its solicitation for the consents (the "Solicitation") of holders of its outstanding 10% Senior Subordinated Notes due 2007 (the "Notes") in conjunction with its proposed recapitalization transaction (the "Recapitalization"), previously announced on May 7, 2003. The Solicitation will now expire at 5:00 p.m., New York City time, on June 6, 2003 (the "Expiration Date"), unless further extended. A copy of the press release is filed herewith as Exhibit 99.1.

Additionally, the Company has revised the cash payments that it will make, concurrent with the consummation of the Recapitalization, to holders ("Holders") of record on May 16, 2003 who have validly submitted and not withdrawn their consent pursuant to the Solicitation, from $15.00 to $30.00 for each $1,000.00 principal amount of Notes (the "Consent Fee"). Receipt of the Consent Fee may have United States federal income tax consequences for the Holders. A summary of these tax consequences is filed herewith as Exhibit 99.2 (the "Revised Summary Tax Disclosure"). The Revised Summary Tax Disclosure amends and restates in its entirety the section of the Company's Consent Solicitation Statement, dated May 16, 2003 (the "Consent Solicitation Statement"), entitled "Certain United States Federal Income Tax Consequences," which is included in the Consent Solicitation Statement filed herewith as Exhibit 99.3.

Item 7. Exhibit.

(c) Exhibit:

99.1   Press Release of Werner Holding Co. (DE), Inc., dated May 28, 2003
99.2   Revised Summary Tax Disclosure ("Certain United States Federal Income Tax Consequences")
99.3   Consent Solicitation Statement, dated May 16, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the co-registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

	WERNER HOLDING CO. (PA), INC.
Date: May 28, 2003	By: /s/ Larry V. Friend
	Larry V. Friend Vice President, Chief Financial Officer and Treasurer
	WERNER HOLDING CO. (DE), INC.
Date: May 28, 2003	By: /s/ Larry V. Friend
	Larry V. Friend Vice President, Chief Financial Officer and Treasurer

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